UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Hitachi Capital Corporation

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Capital Alliance Between Hitachi Capital Corporation and NBL Co., Ltd.

Tokyo, July 28, 2011 — Hitachi Capital Corporation and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of Mitsubishi UFJ Financial Group, Inc. agreed today that 8,000,000 shares of the stock of NBL Co., Ltd. held by BTMU (40% of the total number of issued shares) will be transferred to Hitachi Capital. Transfer of shares and delivery of payment are scheduled on October 31, 2011, on the assumption that the authorities concerned give approval.

So far, Hitachi Capital and NBL have supported IT investment concerning business equipment and information-related equipment, etc. in small- and medium-sized enterprises by providing leases through vendors. Hitachi Capital positions its vendor lease* business as a priority core business.

Hitachi Capital and NBL have decided to form a capital alliance, aimed at both companies’ establishing the best vendor lease business in Japan in respect of customer base, market share and product competitiveness, etc. by bringing together and using each other’s knowhow and capability.

In the future, Hitachi Capital and NBL will, by bringing the knowhow which both companies have acquired so far, develop and provide new business models for vendors who are important partners in the vendor lease business, which will contribute to the vendors’ sales promotion. In addition, Hitachi Capital and NBL will support introduction of IT and promotion of business efficiency, etc. in small- and medium-sized enterprises, etc. in Japan, through providing vendor leasing.

Furthermore, after acquisition of the relevant shares, Hitachi Capital intends to consider acquisition of all of NBL’s remaining issued shares by the end of fiscal year 2013.

Hitachi Capital will promptly disclose the decision of such acquisition as soon as the relevant consultation is completed.

* Vendor Lease: Lease agreements to be entered into with customers by lease companies through customer mediation or representative services for office procedures by dealers who are in alliance relationships with lease companies via entering into dealership agreements with lease companies or in any other manners.

Outline of the Relevant Companies

(1)	Trade Name	Hitachi Capital Corporation (Consolidated)		NBL Co., Ltd.
(2)	Capital	9,983 million yen		10,000 million yen
(3)	Number of Issued Shares	124,826,552 shares		20,000,000 shares
(4)	Total Assets	1,562,410 million yen		178,771 million yen
(5)	Revenues	92,018 million yen (operating income)		60,475 million yen
(6)	Ordinary Profit	17,630 million yen		1,012 million yen
(7)	Net Income	6,234 million yen		376 million yen
(8)	Major Shareholders	Hitachi, Ltd.	54.76%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	79.75%

				Mitsubishi UFJ NICOS Co., Ltd.	10.00%

				Mitsubishi UFJ Lease & Finance Company Limited	5.25%

				Sanshin Co., Ltd.	5.00%

*    *     *

Contacts:

Hitachi Capital Corporation	Finance Department Public Relations Group	81-3-3503-2118

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950